NR11-08	May 26, 2011

Cardero Shareholders Approve Acquisition of
Coalhunter Mining Corporation

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) announces that, at the Company’s Special General Meeting held on May 25, 2011, its shareholders voted 97.5% in favour of acquiring Coalhunter Mining Corporation (“Coalhunter”) through participation in the previously announced Plan of Arrangement.

The Company has also been advised by Coalhunter that, at its Special General Meeting held on May 19, 2011, the Plan of Arrangement was approved by the shareholders, option holders and special warrant holders of Coalhunter, and that, on May 20, 2011, Coalhunter obtained the final order approving the Plan of Arrangement from the Supreme Court of British Columbia.

The Company and Coalhunter have determined that the effective date for the Plan of Arrangement will be Monday, May 30, 2011. As set out in the Arrangement Agreement (see NR05-11, dated March 4, 2011), on the effective date, each Coalhunter shareholder holding shares as at the effective date of the Plan of Arrangement (other than the Company) will receive 0.8 of a common share of the Company for each common share of Coalhunter held. The Company anticipates issuing approximately 23,397,004 common shares on the effective date, with a further 6,485,543 common shares being reserved for the exercise of options held by former Coalhunter optionees, the exercise of Coalhunter warrants and pursuant to Coalhunter property acquisition agreements.

About Cardero Resource Corp.

In recent years, Cardero’s focus has increasingly been on iron ore and iron-making technologies. The sale of Cardero’s wholly-owned Pampa de Pongo iron deposit in late 2009 for US$100 million cash represented an early success in the iron market. More recently, in keeping with bulk-commodity focus, Cardero has acquired, through the acquisition of Coalhunter Mining Corporation, a 75% interest in the Carbon Creek Metallurgical Coal Deposit in north-eastern British Columbia. Cardero continues to hold iron ore resources at the Iron Sands Project in Peru and iron-titanium interests in Minnesota, USA.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)
Hendrik van Alphen, Chief Executive Officer

Cardero Resource Corp.	2	May 26, 2011
NR11-08 – Continued

Contact Information:	Nancy Curry Manager – Corporate Communications & Investor Relations
Email: info@cardero.com
Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated completion of the acquisition of Coalhunter Mining Corporation, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be issued in the United States absent registration or an applicable exemption from such registration requirements.